United States securities and exchange commission logo





                               July 6, 2021

       Ron Kurtz, M.D.
       President and Chief Executive Officer
       RxSight, Inc.
       100 Columbia
       Aliso Viejo, CA 92656

                                                        Re: RxSight, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 24,
2021
                                                            CIK No. 0001111485

       Dear Dr. Kurtz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 24, 2021

       Our solution, page 5

   1. We note your response to prior comment 3 and 8 and reissue in part. We note your risk factor disclosure on
page 56 where you state you "received a PMA for the LAL and LDD, which is indicated for
the reduction of residual astigmatism to improve uncorrected visual acuity after removal of
the cataractous natural lens by phacoemulsification and
                                                        implantation of the
intraocular lens in the capsular bag, in adult patients with pre-existing corneal astigmatism of
> 0.75 diopters and without pre-existing macular disease" and your disclosure on page 58
that "[t]he RxSight system has a CE Mark for improving
                                                        uncorrected visual
acuity by adjusting the LAL power to correct residual postoperative refractive error,
including for -2.0 to + 2.0 diopters of sphere and -3.0 to -0.50 diopters of
 Ron Kurtz, M.D.
FirstName   LastNameRon Kurtz, M.D.
RxSight, Inc.
Comapany
July 6, 2021NameRxSight, Inc.
July 6,2 2021 Page 2
Page
FirstName LastName
         cylinder and by changing lens curvature to introduce controlled amounts of spherical aberration (+/- 1 micron) and center near add (up to 2.0 diopters) which is also registered with the MHRA in the United Kingdom and in Mexico." The specific parameters of your
         RxSight system's approval should be clearly stated in your Business section and
         Prospectus Summary. Please revise your disclosure here and in the Business section to clearly state the patient population for which your RxSight system is approved for in each of your material jurisdictions or otherwise advise.
Investing in system enhancements to meet the evolving needs of doctors and other providers as well as patients, page 126

2. We note your response to prior comment 10 and reissue in part. Please provide additional details on where you are currently at in the research and development process for the lower cost LDD, including whether you have a working prototype, or otherwise advise.
Reduction in "Outliers", page 138

3. We note your response to prior comment 1 and 12 and revised disclosure on page 138 stating that the studies "included similar patient populations, study design, follow-up period and study endpoints." If you continue to disclose the specifics of any of your competitors' studies, please explain the studies in terms a lay investor would understand and include disclosure that would help an investor make a meaningful comparison (e.g., number of subjects, trial design, statistical significance, serious adverse events, etc.). In addition, since these were not head-to-head studies please tell us why it is appropriate to include the computed ratios comparing your LAL to your competitor products or revise your disclosure as appropriate.
Intellectual Property, License Agreements, and Other Material Agreements, page
144

4. We note your response to prior comment 15, including your disclosure that you "are developing future products to which the intellectual property in-licensed from CalTech may be directed." Please update your disclosure to provide general details on the specific
         "future products" you may be developing or otherwise advise whether or not you believe the future products to be material.
5. We note your new disclosure on page 146 describing your agreement with the Regents of the University of California. Please update your disclosure to describe who terminated the agreement, including the reason if applicable. In addition, please update your disclosure to quantify the aggregate payments made to the Regents of the University of California under the agreement and clearly disclose if you are required to pay additional royalty payments or other ongoing payments to the Regents of the University of California following the termination in March 2021.
Exclusive jurisdiction, page 193

6. We note your revised disclosure in response to prior comment 17 states that your forum
 Ron Kurtz, M.D.
RxSight, Inc.
July 6, 2021
Page 3
      selection provision designates the Court of Chancery of the State of Delaware as the
      exclusive forum for certain actions, including any derivative action. As noted in our prior comment 17, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
      Exchange Act, please revise your disclosure to make that clear and also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
        You may contact Tracey Houser at (202) 551-3736 or Daniel Gordon at
(202) 551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameRon Kurtz, M.D.
                                                            Division of
Corporation Finance
Comapany NameRxSight, Inc.
                                                            Office of Life
Sciences
July 6, 2021 Page 3
cc:       Martin J. Waters, Esq.
FirstName LastName